As filed with the Securities and Exchange Commission on April 3, 2008

Registration No. 333-149593

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

Of

H & M HENNES & MAURITZ AB

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Sweden

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

________________________________________________________________________________

The prospectus consists of the proposed revised form of American Depositary Receipt filed as Exhibit 1 to this Pre-Effective Amendment No. 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 7, 9 and 11

the deposited securities

(iii)

The collection and distribution of

Articles number 8, 9 and 12

dividends

(iv)

The transmission of notices, reports

Article number 7

and proxy soliciting material

(v)

The sale or exercise of rights

Articles number 8, 9 and 11

(vi)

The deposit or sale of securities

Articles number 8, 9 and 10

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 12 and 16

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 2

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 1, 3, 10, 14, 15

or withdraw the underlying securities

and 17

(x)

Limitation upon the liability

Articles number 1, 4, 5, 7, 11, 12,

of the depositary

15, 16 and 17

Item - 2.

Available Information

Public reports furnished by issuer

Article number 7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement – The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the revised form of Receipt itself, which is filed herewith as Exhibit 1.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously filed.

e.

Certification under Rule 466 - Not applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 3, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of H & M Hennes & Mauritz AB.

By:

The Bank of New York,

  As Depositary

By: /s/ Joanne F. DiGiovanni

   Name:  Joanne F. DiGiovanni

   Title:    Vice President

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

  1

Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the revised form of American Depositary Receipt itself.

  4

Previously filed.